UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 10 5

                                 (CUSIP Number)

                                 April 26, 2002
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                | | Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                | | Rule 13d-1(d)


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CUSIP No. 927926 10 5                                                Page 2 of 5

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Silver Standard Resources Inc.
     S.S OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON                                              Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        British Columbia, Canada
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
      NUMBER OF                                                          341,130
        SHARES       -----------------------------------------------------------
     BENEFICIALLY    6    SHARED VOTING POWER
       OWNED BY                                                                0
         EACH        -----------------------------------------------------------
      REPORTING      7    SOLE DISPOSITIVE POWER
        PERSON                                                           341,130
         WITH        -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         341,130
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                            5.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

                                                                              CO
--------------------------------------------------------------------------------



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CUSIP No. 927926 10 5                                                Page 3 of 5

Item 1(a).  Name of Issuer:

            Vista Gold Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7961 Shaffer Parkway, Suite 5 Littleton, Colorado 80127

Item 2(a).
     -(c).  Name, Principal Business Address and Citizenship of Person Filing:

            Silver Standard Resources Inc.
            Suite 1180 - 999 West Hastings Street
            Vancouver, British Columbia, Canada V6C 2W2
            Citizenship:  British Columbia, Canada

Item 2(d).  Title of Class of Securities:

            Common Shares

Item 2(e).  CUSIP Number:

            927926 10 5

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   / / Broker or dealer registered under Section 15 of the Exchange
            Act.

      (b)   / / Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) / / Investment company registered under Section 8 of the Investment Company Act.

      (e)   / / An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E).

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Not Applicable


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CUSIP No. 927926 10 5                                                Page 4 of 5


Item 4.     Ownership.

            The information in items 1 and 5 through 11 on the cover page (p. 2) on Schedule 13G is hereby incorporated by reference.

            Aggregate beneficial ownership of 341,130 shares represents the total number of Common Shares issuable upon conversion of Debentures and exercise of warrants issuable upon such conversion. The Debentures, acquired in a March 2002 private placement, are convertible into units (the "Debenture Units") at a price of $1.026 per Debenture Unit, each consisting of one Common Share and one 5-year purchase warrant exercisable to purchase one Common Share at an exercise price of $1.50 per share. The issuance of the underlying securities into which the Debentures are convertible was approved at the Issuer's Annual and Special General Meeting of Shareholders held on April 26, 2002.

            NOTE: Common Share and price numbers reflect a consolidation of the Issuer's Common Shares on a 1-for-20 basis, effective June 19, 2002. Percentage ownership based on 6,067,869 Common Shares outstanding at July 25, 2002.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 927926 10 5                                                Page 5 of 5

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2002                    Silver Standard Resources Inc.


                                         By: /s/ Robert A. Quartermain
                                            ------------------------------------
                                             Robert A. Quartermain, President